

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2014

Via E-mail
Robert L. Frichtel
Chief Executive Officer
Advanced Cannabis Solutions, Inc.
4445 Northpark Drive, Suite 102
Colorado Springs, CO 80907

> **Re:** **Advanced Cannabis Solutions, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 24, 2014**
> **File No. 333-193890**

Dear Mr. Frichtel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that says "we could be deemed to be participating in marijuana cultivation, which remains illegal under federal law, and exposes us to potential criminal liability, with the additional risk that our properties could be subject to civil forfeiture proceedings." Please clearly state in the prospectus summary whether you believe the company's current and intended business as described in the prospectus violates federal law.

2. You disclose on page 15 that "[w]e plan to provide sophisticated services and solutions to the regulated cannabis industry throughout the United States by first acquiring, and then leasing, growing space and related facilities to licensed marijuana growers and dispensary

owners for their operations. Tenants will pay rent and other fees to us for the use of the properties, all in compliance with applicable local and state laws and regulations. We plan to provide a variety of other services to the cannabis industry." On your website, it appears you also provide wholesale distribution of products such as packaging products, nutrient solutions and irrigation technology. Please enhance your business section to discuss this aspect of your business.

Market for Our Common Stock, page 6

3. We note your response to prior comment 2. Please reconcile your revisions in response to prior comment 2 and your statement on your website that "Advanced Cannabis Solutions is publicly traded…"

Financial Statements

4. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert L. Frichtel
Advanced Cannabis Solutions, Inc.
August 18, 2014
Page 3

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sandra Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
      Arthur S. Marcus, Esq.
      Sichenzia Ross Friedman Ference LLP